Fiddler González & Rodríguez, P.S.C.
Attorneys and Counselors at Law
P.O. Box 363507
San Juan, PR 00936-3507

José A. Sosa Lloréns* Shareholder	*Admitted in Puerto Rico New York District of Columbia

Direct Tel. (787) 759-3178 Direct Fax. (787) 759-3108 E-mail address: jsosa@fgrlaw.com	254 Muñoz Rivera Avenue 6th Floor San Juan, PR 00918
February 22, 2010
VIA COURIER AND EDGAR
Justin Dobbie, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
RE:	Doral Financial Corporation Amendment No. 1 Preliminary Proxy Statement on Schedule 14A Filed on February 12, 2010 File No. 001-31579
Dear Mr. Dobbie:
     On behalf of Doral Financial Corporation (the “Company”), we hereby provide the following responses to your comment letter, dated February 16, 2010, regarding Amendment No. 1 to Preliminary Proxy on Schedule 14A filed on February 12, 2010. To assist you in your review, we have set forth the text of the Staff’s comments in italics below. Please note that all revisions to the Preliminary Proxy Statement will be duly made on the Definitive Proxy Statement. The responses and information described below are based upon information provided to us by the Company.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
General
1. We note your response to comment 3 in our letter dated January 25, 2010. We also note, however, that the preliminary form of proxy has not been clearly marked as a “Preliminary Copy” in accordance with Rule 14a-6(e)(1). Please revise the form of proxy accordingly. We also note that the form of proxy states that if no directions are given, the proxy will be voted for items 1, 2 and 3. Please revise to eliminate the reference to item 3 or explain why this reference is appropriate.

Mr. Justin Dobbie, Esq.
Securities and Exchange Commission
February 22, 2010
Page -2-
     In response to the Staff’s comment, the Company has added the following language at the top of the form of proxy: “Preliminary proxy statement dated February 12, 2010. This proxy statement will be revised to reflect actual facts at the time of filing of the definitive proxy statement.” In addition, the Company has eliminated all references to item 3 in the form of proxy.
The Proposal, page 8
2. We note that you are asking your shareholders to authorize and approve the potential issuance of up to 25,000,000 shares of your common stock in connection with the preferred stock exchange offer. We also note, however, that the maximum number of shares of common stock to be issued in connection with the exchange offer is 16,500,000. Please tell us, with a view towards revised disclosure, why the company is asking for authorization to issue more than 16,500,000 shares.
     In response to the Staff’s comment, the Company has revised the language of the number of shares of common stock to be issued in connection with the exchange offer to be 16,500,000, subject to final revisions on the S-4, as effective.
3. Please revise to delete the statement in bold in the last paragraph on page 8. In the alternative, please explain why this statement is appropriate given that the documents to which you refer are not incorporated by reference or otherwise included in the proxy statement.
     In response to the Staff’s comment, the Company has revised the referenced language on page 8 and has deleted the statement in bold.
Required Vote, page 39
4. Please explain why abstentions, broker non-votes and the failure to vote will each have the same effect as a vote against the proposal. We note, in that regard, your statement that the approval of a majority of the votes cast on the proposal is required.
     In response to the Staff’s comment, the Company has revised the referenced language on the second paragraph under “What vote is required to approve each item?” on page 3 and section “Required Vote” under Proposal 2 on page 34 to read as follows:
     “The rules of the NYSE require that Proposal 2 be approved by our stockholders representing a majority of the votes cast on the proposal (provided that the total votes cast on the proposal represent 50% of the outstanding shares of our common stock entitled to vote on the proposal). Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal. Additionally, the failure to vote will have the same

Mr. Justin Dobbie, Esq.
Securities and Exchange Commission
February 22, 2010
Page -3-
effect as a “no.”
     In addition, the Company makes the following acknowledgement:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please do not hesitate to call José A. Sosa (787-759-3178) or Ana del Toro (787-759-3819) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Truly yours,
/s/ FIDDLER GONZALEZ & RODRIGUEZ, P.S.C
FIDDLER GONZALEZ & RODRIGUEZ, P.S.C
Cc:	Securities and Exchange Commission Michael R. Clampitt, Esq.

Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Christopher C. Poulton